Via Facsimile and U.S. Mail
Mail Stop 6010

September 10, 2007

Martin J. Sturgeon
Chief Accounting Officer
Avanir Pharmaceuticals
101 Enterprise Suite 300
Aliso Viejo, California 92656

Re: Avanir Pharmaceuticals
Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 18, 2006
File Number: 001-15803

Dear Mr. Sturgeon:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief